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                                    FORM 6-K


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549





                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

               For the period 13 September 2002 to 7 October 2002

                   TELECOM CORPORATION OF NEW ZEALAND LIMITED

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                 (Translation of registrant's name into English)



      Telecom @ Jervois Quay, North Tower, 68-86 Jervois Quay, Wellington,
                                   New Zealand

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                    (Address of principal executive offices)


              The registrant will file annual reports on Form 20-F


                                (File No.1-10798)



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                                    CONTENTS

     This report on Form 6-K contains the following:

         1.       Miscellaneous Press Releases
                  ----------------------------
         1.1      Telecom Advised of Verizon Sale      26 September 2002

         1.2      Telecom Trading to Resume          27 September 2002






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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

                                               TELECOM CORPORATION OF NEW
                                               ZEALAND LIMITED


                                               By:       /s/ Linda Cox
                                                   ----------------------------
                                                         Linda Marie Cox
                                                         Company Secretary

                                               Dated:    7 October 2002